UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Chrysler Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

171196 10 8
(CUSIP Number)

Stephen Fraidin, P.C.
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York  10004
(212) 859-8140
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 25, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	This Amendment No.13 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on behalf of Kirk
Kerkorian, Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Mr. Kerkorian, and Lee Iacocca (Mr. Kerkorian, Tracinda, and Mr. Iacocca are collectively referred to hereinafter as the "Filing Persons"), relating to the common stock, par value $1.00 per share, of Chrysler Corporation, a Delaware corporation
(the "Company"). A copy of the Joint Filing Agreement among the Filing Persons was previously filed as an Exhibit to the Schedule
13D.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
	1.	 Item 4 of the Schedule 13D, "Purpose of Transaction,"
is hereby amended and supplemented to add the following:
*    *    *

		Item 4.  Purpose of Transaction.
		Tracinda sent today to the Chief Executive Officer and Chairman of the Board of Directors of the Company a letter, a copy of which is included as an Exhibit to this Amendment, and which is incorporated herein by reference.
		Except as expressly amended and supplemented hereby, the text of Item 4 of the Schedule 13D remains in effect without modification.

	2.	Item 7 of the Schedule 13D is hereby amended and
supplemented to add the following:
*   *   *

		Item 7.  Material to be Filed as an Exhibit.
		Letter dated April 25, 1995, to the Chief Executive
Officer of the  Company.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRACINDA CORPORATION


By: /s/  Anthony L. Mandekic
	Anthony L. Mandekic
	Secretary/Treasurer





Dated:  April 26, 1995

April 25, 1995


Mr. Robert J. Eaton
Chairman and Chief Executive Officer
Chrysler Corporation
12000 Highland Drive
Highland Park, MI 48288-1919

Dear Bob:

	Tracinda Corporation has been a loyal and supportive shareholder of Chrysler since 1990, and has always given its financial support to the company when asked to do so.
Specifically, in connection with the March, 1991 offering of 60 million shares, your predecessor made a personal appeal to us to purchase 6 million shares and to issue a press release to show our support for the offering. We were told that Tracinda's participation was vital to the successful completion of the offering. Subsequently, you personally visited me to secure my commitment to purchase 4 million shares in the 1993 public offering. In addition, every time that Tracinda has requested something from the company, it has never been for Tracinda alone - it has always been for all the shareholders.
	In light of the events that have transpired during the past two weeks, it is clear to us that the shareholders, who are the true owners of the company, are not being given the consideration they deserve and are not being given an accurate picture of the facts.
	The facts are indisputable: Your management team was first provided with a detailed written presentation regarding the economics of an acquisition transaction in December, 1994. On March 14, 1995, a member of Chrysler's management informed us that a buyout scenario was included on a list of strategic alternatives approved for further study by you.
	On March 30, 1995, members of your top management team were again given a detailed written presentation of the transaction and, based on their review, described the transaction as "doable" and intriguing". On April 6, 1995, you personally discussed the proposed transaction with the independent directors of the Board's executive committee, who suggested that you not discuss the matter with the entire Board ostensibly to prevent leaks.

Mr. Robert J. Eaton
April 25, 1995
Page 2



	On Monday, April 10, 1995, two members of Chrysler's top management met with representatives of Tracinda. By that time, Chrysler's management was sufficiently knowledgeable about the economic aspects of the transaction that the discussions had progressed beyond the numbers to addressing the cultural issues and the needs of the various constituencies, which both we and your management team considered very important to the success of the transaction. During the April 10th meeting, it was clearly communicated to Chrysler management, and they understood, that time was of the essence.
	In order to address the needs of labor, one of the most important constituencies, our proposal included the following features:

*	Twenty-percent ownership of the company to be given
to the employees at no cost.

*	No concessions from the employees.  In fact, we
discussed improving long-term security for the employees by guaranteeing pension contributions and providing other assurances.

*	Five-percent ownership of the company to be given
to management at no cost.

	On Tuesday, April 11, 1995, immediately after reaching our decision to extend the offer, I called you to notify you of our intention to proceed. At this time, we discussed the form of the response you would make.
	We were and continue to be shocked by your "surprise" reaction to our announcement. As the foregoing chronology indicates, your management team was kept fully informed at all times. As you know, we never intended, and still don't intend, for this transaction to be hostile. You turned it into a hostile transaction.
	Yesterday, you sent me a letter accompanied by a press release. Both your letter and the press release are so replete with contradictions and omissions that I feel compelled to set the record straight:

*	Nowhere in the letter is there a statement
regarding the adequacy of our price. We believe that it is unprecedented that a Board rejects an acquisition proposal without dealing with what is clearly its most

Mr. Robert J. Eaton
April 25, 1995
Page 3



	important aspect - price. Is this because none of the three investment banking firms (First Boston, Salomon Brothers and Morgan Stanley) being used by Chrysler concluded that our offer was inadequate?

*	The reason why the financing has not yet been
arranged is because Chrysler, presumably at your direction, and even before the Board's rejection of our proposal, has openly intimidated commercial and investment banks into refusing to discuss the financing of the transaction with us with threats of both commercial retaliation and legal action.
Aside from the questionable legality of this financial interference, I fail to see how this is in the best interest of all shareholders. So I find it very hypocritical on your part when you say you "...have grave doubts that such a financing is feasible."

*	You state that "... it would be rash to strip
Chrysler of over 70% of its cash reserves, and leave it vulnerable to the next downturn in the business cycle". Again, this statement is incorrect. By the time our proposed transaction would close, Chrysler would have over $4 billion in cash reserves after using $5.5 billion to help finance the acquisition. As you must surely know, during its worst downturn at the time of the Gulf
War, Chrysler used $4 billion over a 3-year period. Our financing plan has prudently taken this into account; even our worst-case scenario does not show nearly this level of cash requirement to weather a downturn. This is because Chrysler is a different company today.
With 70% of its costs outsourced, it is much more nimble and cost effective. Your letter contains no explanation whatsoever of how your $7.5 billion was arrived at. Why not $5 billion? Why not $10 billion?

*	You state that "Chrysler's financial strength is
also essential to developing new products..." and "... planned product spending alone over the next five years is $23 billion." As you and your management team have known for months, our financing plan did not cut capital expenditures for new products by one penny. In fact, our proposal includes $500 million more in capital expenditures than Chrysler's own plan. Knowing this, for you to suggest that we are trying to finance the

Mr. Robert J. Eaton
April 25, 1995
Page 4



	acquisition by sacrificing future product development is simply incorrect. Why would we want to make a $2 billion investment in a "crippled company" that could not compete?

*	You continue to call our proposal an "LBO" in
order to taint a proposal with a pejorative label that simply doesn't apply. One reason why members of your top management team found our proposal
"intriguing" (their word, not ours) as recently as two days prior to our announcement is undoubtedly because they clearly saw that, after our proposed transactions, Chrysler would have less leverage than either Ford or GM. In addition, it must have been clear to them that the transaction was self financing; that it, the company would be paying interest instead of dividends and the free cash flow would remain virtually unchanged. Frankly, we fail to see how this puts Chrysler in harm's way, particularly since our projections were significantly more conservative than those of Wall
Street analysts.

*	You state that "the primary objective of the
directors and management of Chrysler is to build value for shareholders." Yet you have never made a specific proposal to enhance shareholder value, except in response to my letter to the Board on November 14, 1994. Your new "plans" (obviously in response to our offer) for share repurchases or increased dividends are hopelessly vague and noncommittal. Many great companies (GM, IBM, Eastman Kodak, American Express, Borden) have learned that it is wise to listen to their shareholders. Why hasn't Chrysler learned that lesson?

	The key decisions regarding the future of Chrysler are being made by a group of people who own less than 1% of the stock of the company. Many of those people are not even employees. We have been the largest shareholder of the company much longer than you have been the CEO. Accordingly, we challenge you and Board of Directors to permit the shareholders of the company to vote on the following matters:

	1.	Do they favor the sale of the company at $55 per
share? If the shareholders do not support the buyout, we would withdraw our offer.

Mr. Robert J. Eaton
April 25, 1995
Page 5



	2.	Alternatively, if it is not believed to be desirable
to sell the Company for $55 per share, do the shareholders favor an increase in the annual common stock dividend to $5 per share?
In presenting this alternative, it is worthy of note that, according to our projections, which are more conservative than the consensus of Wall Street analysts, a $5 per share dividend would only utilize approximately 50% of Chrysler's projected free cash flow. Clearly, based on these figures, you would not have to dip into Chrysler's $7.5 billion cash reserve to maintain this level of dividend payout.


	Very Truly Yours,



	Kirk Kerkorian